August 16, 2024

SENT VIA EDGAR FILING

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Response to August 7, 2024 Comments

To the Division of Corporation Finance:

This letter is submitted on behalf of Bequest Bonds I, Inc., a Delaware corporation (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated August 7, 2024, with respect to the Issuer’s Third Amended Offering Statement on Form 1A (CIK No. 0002016678). This letter is being submitted contemporaneously with the filing of the Amendment to the Offering Statement containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold and followed by the corresponding response of the Issuer.

Amendment No. 3 to Draft Offering Statement on Form 1-A

Changes in regulations can adversely affect a target company’s ability to . . . , page 15

1.	We note your response to prior comment 2. However, you have not revised your disclosure about the target company’s “obligations to repay Bond obligations to members.” Please clarify what these Bond obligations are to members and whether this is the same as the bonds being offered pursuant to the offering circular.

RESPONSE: See revision made on pages 14 and 15 to clarify that the obligations relate to the payment of the Bond interest and the redemption upon maturity.

General

2.	We note your response to prior comment 4 and the revised Plan of Distribution in response to our comment requesting a detailed analysis of the activities each platform will engage in and why each platform does not need to register. Further, we note your reliance on Rule 3a4-1 for the activities of Bequest, Byte Federal and their employees. We would like to highlight that the 3a4-1 exemption is only available to certain natural persons associated with an issuer in connection with sales by the issuer for the issuer’s account. As such, while your response seeks to address the employees, it is not responsive with respect to the activities of Bequest and Byte Federal. As previously requested, please describe in detail what activities each platform will provide and how each platform is compensated, and please also provide a detailed analysis of why neither entity needs to register as a broker-dealer.

RESPONSE: Bequest and Byte Federal will each have an “Invest Now” button on their website. The button is a link that is managed by the broker-dealer of record, Dalmore Group. Neither platform will perform any activity beyond hosting the ‘Invest Now” button. All activity will be carried out by the broker-dealer of record. Similarly, neither platform will receive any compensation for hosting the button. To be clear, no commissions, bonuses or payment of any kind is being provided in exchange for hosting the button.

Neither of Bequest nor Byte Federal are required to be registered as broker-dealers because neither of these entities or websites is “engaged in the business of buying and selling securities.” Bequest, as evidenced from its website, is in the business of asset management, particularly “Real Estate, Mortgage, and Energy Assets from acquisition to disposition.” As stated more fully on their website, they engage in the business of acquiring assets and then managing the assets. They are not engaged in the business of buying and selling securities. While they sell their own securities, these sales are for the purpose of generating capital for the acquisition of assets and the running of the business. Under the parameters of Section 3(a)(5), Bequest is not in the business of making markets, or trading on behalf of clients. Similarly, they do not generate revenue from buying and selling securities. Bequest generates revenue through the management of their real estate, mortgage and energy assets. As such, Bequest does not meet the definition of a broker-dealer and is not required to be registered as such.

The same analysis applies to Byte Federal. They are in the business of operating and developing software relating to Bitcoin, to include the development of non-custodial wallets and point of sale systems. Byte Federal generates revenue through the use of their technology. It is an important distinction to make that Byte Federal does NOT create markets for Bitcoin investment, nor does their business have the effect of providing liquidity to other market participants. They do not generate revenue through the spread between Bitcoin bought and sold. Instead, they generate their revenue through the customers’ use of their technology. Under the parameters of Section 3(a)(5), Byte Federal does not make markets or trade on behalf of clients. As such, Bequest does not meet the definition of a broker-dealer and is not required to be registered as such.

The Issuer respectfully believes that the information contained herein is responsive to the Staff Comment Letter. Please feel free to contact me at the above number for any questions related to this letter. As a side note, we appreciate the speed with which the Staff was able to review and provide its initial comments on the Offering Statement.

Sincerely,

//BTG//
Brian T. Gallagher

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